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                               January 4, 2021

       Robert Bennett
       Chief Executive Officer
       LIGHTJUMP ACQUISITION CORP
       2735 Sand Hill Road
       Suite 110
       Menlo Park, CA 94025

                                                        Re: LIGHTJUMP
ACQUISITION CORP
                                                            Form S-1 filed
December 18, 2020; Form S-1/A filed December 30, 2020
                                                            File No. 333-251435

       Dear Mr. Bennett:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 18, 2020

       Our amended and restated certificate of incorporation will provide,..., page 36

   1. We note the disclosure in this section exempts Exchange Act claims and allows for Securities Act
claims in the federal district court for the District of Delaware or Court of Chancery in the
State of Delaware. We also note the discussion on page 81 exempts
                                                        Exchange Act claims and
rather than allow Securities Act claims in federal court,
                                                        completely exempts
Securities Act claims. Both of these sections are also inconsistent with Exhibit 3.2,
Article IX which does not discuss Securities Act or Exchange Act claims. Please ensure
that the exclusive forum provision in the governing document is consistent with your
prospectus disclosure, or tell us how you will inform investors in future filings that the
provision does not apply to claims under the Exchange Act and allows Securities Act
claims to be brought in the federal district court for the District of
                                                        Delaware and Court of
Chancery in the State of Delaware or exempts Securities Act
                                                        claims.
 Robert Bennett
LIGHTJUMP ACQUISITION CORP
January 4, 2021
Page 2
Exhibit 4.4, page II-4

2. We note Section 9.3 which discusses Applicable Law. Please provide a discussion of this section in the prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNameRobert Bennett                            Sincerely,
Comapany NameLIGHTJUMP ACQUISITION CORP
                                                            Division of
Corporation Finance
January 4, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName